First Trust Closed-End Funds
                            First Trust Series Fund


                                 July 21, 2014


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:  First Trust Closed-End Funds and First Trust Series Fund -
                                  2013 Filings

Ladies/Gentlemen:

      On June 19, 2014, First Trust Advisors L.P. ("FTA") received oral comments from Ms. Laura Hatch of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission noted that when reviewing the filings for November 30, 2013, the NSAR-B filing for First Trust Dividend and Income Fund ("FAV") was missing exhibit 77b, Auditors Report on Internal Control.

            The NSAR-B filing referenced above has now been corrected to include the missing exhibit.


      2. The Commission questioned why the First Trust Senior Floating Rate Income Fund II ("FCT") post-effective amendment to the Fund's Form N-2 filing, as filed with the Commission on August 22, 2013, had a different expense ratio in the expense table (1.79%) vs. the expense ratio in the annual report Financial Highlights statement for May 31, 2013 (1.85%).

            The referenced Form N-2 filing was for the registration of up to 10,134,100 common shares of FCT. The 1.85% expense ratio, as reported in the May 31, 2013 Financial Highlights statement, was FCT's actual expense ratio for the fiscal year ended May 31, 2013. The 1.79% expense ratio in the expense table of the post-effective amendment to the Fund's Form N-2 filing was an estimate based on FCT's net assets and capital structure as of May 31, 2013 (i.e. a point in time) and is not based on the average net assets and capital structure of the Fund for its most recent fiscal year (i.e. a period of time). In the post-effective amendment to the Fund's Form N-2 filing, the 1.79% expense ratio was disclosed because it was a better representation of FCT's ongoing expenses and the disclosure specified that it was based on the Fund's current net assets and capital structure. Additionally, for the year ended May 31, 2014, FCT's expense ratio was 1.80%, which was closer to the 1.79% estimated expense ratio.

      3. The Commission noted that according to Regulation S-X Rule 6-04 Paragraph 15 related to the liability section of the Statement of Assets and Liabilities, a commitments and contingent liabilities line item needs to be disclosed. The Commission also noted First Trust Short Duration High Income

Fund's ("SDHI") and FAV's 2013 fiscal year end annual report notes to the Portfolio of Investments ("POI") and Notes to Financial Statements disclosed unfunded delayed draw loan commitments, but had no line items for commitments and contingencies in the liability section of the Statement of Assets and Liabilities. The Commission stated that even though these funds didn't have a liability balance for commitments and contingencies a zero balance line item should be included in the Statement of Assets and Liabilities with a reference to the footnote in the Notes to Financial Statements.

            Although going forward FTA agrees to include the footnoted commitments and contingencies line item with a zero balance in the liability section of the Statement of Assets and Liabilities when a fund has unfunded delayed draw loan commitments, it is not clear to us from the rule that a footnoted zero line item is required. Typically we do not show financial statement line items that have zero balances.

      4. The Commission requested an explanation for the $804,609 negative franchise tax expense in First Trust Energy Income and Growth Fund's ("FEN's") November 30, 2013, Statement of Operations.

            The $804,609 negative franchise tax expense is the result of a refund of prior paid Connecticut franchise taxes.

      5. The Commission noted that both FCT, First Trust Strategic High Income Fund II ("FHY") and SDHI each held a Payment-In-Kind ("PIK") security in their fiscal year end 2013 POI and disclosed that the issuer has the option to pay interest in cash or in PIK. The Commission noted that going forward, to the extent the security has paid interest, the Fund should disclose whether the payment was in cash or PIK and if PIK the amount of PIK interest received.

            Going forward FTA agrees to disclose in the POI footnote the method of interest payment for PIK securities where the issuer has multiple interest payment options and the amount of PIK interest received.

      6. The Commission noted that FAV, First Trust Enhanced Equity Income Fund ("FFA"), First Trust High Income Long/Short Fund ("FSD") and First Trust Preferred Securities and Income Fund ("PSAI") hold derivatives and per FASB 815-10-50-4A an entity that holds derivative instruments shall disclose for every annual and interim reporting period for which a statement of financial position and statement of financial performance are presented:

      a. The location and fair value amounts of derivative instruments reported in the statement of financial position.

      b. The location and amount of the gains and losses on derivative instruments reported in any of the following:

            1.    The statement of financial performance.

            2.    The statement of financial position

The Commission noted that the referenced funds appropriately disclose in the Notes to Financial Statements the locations of the derivative amounts, but should also include the amounts within the footnote disclosure and, if there are multiple derivative holdings, should present the disclosure in a tabular format.

            Going forward FTA agrees to provide the required derivative information in the Notes to Financial statements in a tabular format.

      7. The Commission requested an explanation of what is included in Other Income in SDHI's fiscal year end October 31, 2013 Statement of Operations.

            The $92,654 Other Income is primarily from delayed compensation and amendment fees. Delayed compensation is typically received when a senior floating-rate loan interest that is purchased by the Fund settles beyond it normal trade date plus seven settlement cycle. In these cases the Fund is being compensated for the delay in settlement that is beyond its control. Amendment fees are received for agreeing to amend various terms on certain senior floating-rate loan interests held by the Fund. Amendments are a way for the issuers to modify terms without having to refinance the entire loan issuance.

      8. The Commission noted that for all funds, the Form N-1A expense example calculations, including any contractual waivers, should start from the date of the Form N-1A and not the fiscal year end date of the applicable fund.

            Going forward FTA agrees that the Form N-1A expense example calculations, including any contractual waivers, will start from the date of the Form N-1A.

      9. The Commission noted that in the February 28, 2014 Form N-1A filing for PSAI the fee table for Class I Shares incorrectly stated the fee waivers and expense reimbursements as 0.00%, when it should have been 0.08%.

            FTA notes the typographical error, which has been corrected in subsequent filings.


      In addition, we acknowledge that:

      1. The Funds are responsible for the adequacy and accuracy of the disclosure in all filings with the Commission;

      2. Staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

      3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

                                                Sincerely,

                                                FIRST TRUST CLOSED-END FUNDS
                                                FIRST TRUST SERIES FUND


                                                By /s/ James M. Dykas
                                                   --------------------------
                                                   James M. Dykas
                                                   Chief Financial Officer